SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 8-A

                For Registration of Certain Classes of Securities
                     Pursuant to Section 12(b) or (g) of the
                         Securities Exchange Act of 1934

                            Noble International, Ltd.
             (Exact name of registrant as specified in its charter)

                Delaware                                   38-3139487
-----------------------------------------       --------------------------------
         (State of incorporation                        (I.R.S. Employer
            or organization)                           Identification No.)


 33 Bloomfield Hills Parkway, Suite 155
       Bloomfield Hills, Michigan                            48304
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(Address of principal executive offices)                   (Zip Code)


Securities to be registered pursuant to Section 12(b) of the Act:

         Title of each class                     Name of each exchange on which
         to be so registered                     each class is to be registered
-----------------------------------------       --------------------------------
                None                                           None


If this form relates to the registration of a class of securities pursuant to
Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. [ ]

If this form relates to the registration of a class of securities pursuant to
Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. [X]

Securities Act registration statement file number to which this form relates:
_____________ (if applicable)

Securities to be registered pursuant to Section 12(g) of the Act:

                          Common Stock, $.001 par value
--------------------------------------------------------------------------------
                                (Title of class)


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                 INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1. Description of Registrant's Securities to be Registered.

         This Registration Statement on Form 8-A is filed for the purpose of registering the common stock, $.001 par value ("Common Stock"), of Noble International, Ltd., a Delaware corporation (the "Company"), under Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in connection with the listing of the Common Stock on the Nasdaq Stock Market's National Market System ("Nasdaq"). The Company was incorporated on June 29, 1999 for the purpose of acting as the successor in interest to Noble International, Ltd., a Michigan corporation ("Noble Michigan") in connection with the reincorporation of Noble Michigan in the State of Delaware. The common stock, no par value, of Noble Michigan is currently registered under Section 12(b) of the Exchange Act and is listed on the American Stock Exchange ("AMEX"). The Company anticipates that Noble Michigan's listing on the AMEX will be terminated in connection with the listing of the Company's Common Stock on the Nasdaq.

         The following is a description of the Common Stock, as well as the rights, preferences, qualifications, restrictions and limitations of other capital stock of the Company affecting the rights of holders of Common Stock. The following description is qualified in its entirety by reference to the terms of the Company's Certificate of Incorporation and Bylaws which are included as exhibits hereto.

Authorized Shares

         The authorized capital stock of the Company consists of 20,000,000 shares of Common Stock, $.001 par value, and 150,000 shares of Preferred Stock, $10 par value.

Common Stock

         The holders of Common Stock are entitled to one vote per share on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Accordingly, the holders of a majority of the shares entitled to vote in any election of directors may elect all of the directors standing for election. Subject to the preferences that may be applicable to any then outstanding Preferred Stock, the holders of Common Stock will be entitled to receive such dividends, when, as and if declared by the Board of Directors from time to time out of legally available funds. Upon the liquidation, dissolution or winding up of the Company, the holders of Common Stock will be entitled to share ratably in all assets of the Company that are legally available for distribution, after payment of all debts and other liabilities and subject to the prior rights of holders of any Preferred Stock then outstanding. Holders of Common Stock have no preemptive, subscription, redemption or conversion rights.

Preferred Stock

         The Board of Directors is authorized, subject to any limitations prescribed by the laws of the State of Delaware, but without further action by the Company's stockholders, to provide for the issuance of Preferred Stock in one or more series, to establish from time to time the number of


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shares to be included in such series, to fix the designations, powers, preferences, and rights of the shares of each such series and any qualifications, limitations, or restrictions thereof, and to increase or decrease the number of shares of any such series (but not below the number of shares of such series then outstanding) without any further vote or action by the stockholders. The Board of Directors may authorize and issue Preferred Stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of Common Stock. In addition, the issuance of Preferred Stock may have the effect of delaying, deterring or preventing a change in control of the Company.

Delaware General Corporation Law and Certain Charter Provisions

         Section 203. Under Section 203 of the Delaware General Corporation Law ("DGCL"), a Delaware corporation is prohibited from engaging in a "business combination" with an "interested stockholder" for three years following the date that such person or entity becomes an interested stockholder. With certain exceptions, an interested stockholder is a person or entity who or which owns, individually or with or through certain other persons or entities, fifteen percent (15%) or more of the corporation's outstanding voting stock (including any rights to acquire stock pursuant to an option, warrant, agreement, arrangement or understanding, or upon the exercise of conversion or exchange rights, and stock with respect to which the person has voting rights only). The three-year moratorium imposed by Section 203 on business combinations does not apply if (i) prior to the date on which such stockholder becomes an interested stockholder the Board of Directors of the subject corporation approves either the business combination or the transaction that resulted in the person or entity becoming an interested stockholder; (ii) upon consummation of the transaction that made him or her an interested stockholder, the interested stockholder owns at least eighty-five percent (85%) of the corporation's voting stock outstanding at the time the transaction commenced (excluding for purposes of determining the number of shares outstanding those shares owned by directors who are also officers of the subject corporation and shares held by employee stock plans that do not give employee participants the right to decide confidentially whether to accept a tender or exchange offer); or (iii) on or after the date such person or entity becomes an interested stockholder, the Board of Directors approves the business combination and it is also approved at a stockholder meeting by sixty-six and two-thirds percent (66 2/3%) of the outstanding voting stock not owned by the interested stockholder.

         Classified Board of Directors. The Company's Bylaws provide for a classified Board of Directors with three (3) classes of directors with staggered terms of office, with only one class of directors standing for election each year (the "Classified Board Provision"). The existence of a classified Board may deter so-called "creeping acquisitions" in which a person or group seeks to acquire: (i) a controlling position without paying a normal control premium to the selling stockholders; (ii) a position sufficient to exert control over the Company through a proxy contest or otherwise; or (iii) a block of stock with a view toward attempting to promote a sale or liquidation or a repurchase by the Company of the block at a premium, or an exchange of the block for assets of the Company. Faced with a classified Board of Directors, such a person or group would have to assess carefully its ability to control or influence the Company. If free of the necessity to act in response to an immediately threatened change in control, the Board of


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Directors can act in a more careful and deliberative manner to make and implement appropriate business judgments in response to a creeping acquisition.

         Stockholder Meetings. The Bylaws of the Company authorize only the Board of Directors to call a special meeting of stockholders. Stockholders are not able to call a special meeting of stockholders. The Company believes that maintaining this power is a prudent corporate governance measure to prevent an inappropriately small number of stockholders from prematurely forcing stockholder consideration of a proposal over the opposition of the Board of Directors by calling a special stockholders' meeting before (i) the time that the Board believes such consideration to be appropriate or (ii) the next annual meeting (provided that the holders meet the notice requirements for consideration of a proposal). Such special meetings would involve substantial expense and diversion of board and management time which the Company believes to be inappropriate for an enterprise the size of the Company.

         Actions By Written Consent of Stockholders. Delaware law permits a corporation to eliminate actions by written consent of stockholders in lieu of a meeting in its charter or bylaws. The Company's Bylaws eliminate stockholders actions by written consent.

         Nominations of Director Candidates and Introduction of Business at Stockholder Meetings. The Bylaws of the Company include an advance notice procedure with regard to the nomination, other than by or at the direction of the Board of Directors, of candidates for election as directors (the "Nomination Procedure") and with regard to certain matters to be brought before an annual meeting or special meeting of stockholders (the "Business Procedure"). By requiring advance notice of nominations by stockholders, the Nomination Procedure affords the Board of Directors an opportunity to consider the qualifications of the proposed nominees and, to the extent deemed necessary or desirable by the Board, to inform the stockholders about such qualifications. By requiring advance notice of proposed business, the Business Procedure provides the Board with an opportunity to inform stockholders of any business proposed to be conducted at a meeting and the Board's position on any such proposal, enabling stockholders to better determine whether they desire to attend the meeting or grant a proxy to the Board of Directors as to the disposition of such business. Although the Bylaws do not give the Board any power to approve or disapprove stockholder nominations for the election of directors or any other business desired by stockholders to be conducted at a meeting, the Bylaws may have the effect of precluding a nomination for the election of directors or of precluding any other business at a particular meeting if the proper procedures are not followed. In addition, the procedures may discourage or deter a third party from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of the Company, even if the conduct of such business or such attempt might be deemed to be beneficial to the Company and its stockholders.

Item 2. Exhibits.

Exhibit No.                Exhibit

    3.1      Certificate of Incorporation of the Registrant.

    3.2      Bylaws of the Registrant.


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                                    SIGNATURE

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       NOBLE INTERNATIONAL, LTD.



Date:  June 30, 1999                   By: /s/ Michael C. Azar
                                           ----------------------------------
                                               Michael C. Azar,
                                               Secretary and General Counsel






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